May 20, 2009

Mr. John P. Nolan

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100F Street, N.E.

Washington, D.C. 20549

RE:	The PNC Financial Services Group, Inc.

Form 10-K for the fiscal year ended December 31, 2008

Form 8-K filed April 23, 2009

Commission File No. 001-09718

Dear Mr. Nolan:

The PNC Financial Services Group, Inc. (“PNC” or “Company”) is responding to your letter dated May 1, 2009 pertaining to your review and comments regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (“Form 10-K”) and the Company’s Current Report on Form 8-K filed April 23, 2009 (“Form 8-K”).

We appreciate your comments and insights regarding our recent disclosures. Company management is responsible for establishing and maintaining effective internal control over financial reporting and the adequacy and accuracy of the disclosures in our filings. We acknowledge that SEC Staff (“Staff”) comments or changes to disclosures that we make in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K or Form 8-K. In addition, we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For your convenience, we have included in this letter the number and description of each of the comments in your letter (in italics) and the corresponding responses thereto. All references to page numbers and captions in our responses correspond to the page numbers and captions in the Form 10-K or Form 8-K, as applicable.

United States Securities and Exchange Commission

Mr. John P. Nolan, Senior Assistant Chief Accountant

Form 10-K for the fiscal year ended December 31, 2008

General

1.	We note your presentation and related disclosures of tangible common equity, return on average tangible common shareholders’ equity and tangible common equity ratio in your Form 10-K and Form 8-Ks filed on April 23, 2009. These financial measures appear to be non-GAAP as defined by Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP ratios in the future, the staff notes the following:

•

To the extent these ratios are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratios as non-GAAP measures and complying with all of the disclosure requirements;

•

To the extent that you plan to disclose these ratios in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(c)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K;

•

To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure; and

•	In all cases, consider stating that in light of diversity in presentation in the market place, the methodology for determining these measures may vary among companies.

RESPONSE:

Beginning with our Quarterly Report on Form 10-Q for the three months ended March 31, 2009 (“March 2009 Form 10-Q”) and for subsequent filings, we have elected to discontinue disclosures related to tangible common equity, return on average tangible common shareholders’ equity and tangible common equity ratio.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investment Securities, page 33

2.	Due to the unfavorable trend and significant amount of unrealized losses on securities available for sale and the uncertainty that these losses may reasonably expect to have on your net income, please tell us and consider revising future filings to disclose additional information, focusing on the higher risk securities, to allow an investor to make an informed assessment of this risk. For example, your current MD&A disclosures appear to focus primarily on the agency residential mortgage-backed securities representing 53% of the portfolio and the portion of your remaining portfolio that had AAA-equivalent ratings. We believe your disclosure should provide additional focus on the non-agency residential mortgage and other asset-backed securities not AAA-rated, which are the riskier securities from an other-than-temporary impairment standpoint. As such, please consider disclosing the amount of unrealized loss and fair value by security type by the lowest credit rating by at least one major rating agency. We believe disclosure of this level of detail is consistent with the guidance in paragraph 39 of FSP FAS 115-2 and FAS 124-2 and Item 303 of Regulation S-K.

United States Securities and Exchange Commission

Mr. John P. Nolan, Senior Assistant Chief Accountant

RESPONSE:

We expanded our disclosure regarding non-agency residential mortgage and other asset-backed securities in our March 2009 Form 10-Q. These disclosures appeared in our MD&A, pages 21-22. We also provide the following information in response to your question.

The table below provides additional information on fair values and net unrealized losses for certain of our available for sale securities. Note 7 – Investment Securities in the Notes to Consolidated Financial Statements of this Report includes further discussion of our process for assessing other-than-temporary impairment (OTTI) and the results of the most recent assessment.

	March 31, 2009
	Available for Sale Non-Agency
In millions	Residential Mortgage- Backed Securities	Residential Mortgage- Backed Securities	Other Asset- Backed Securities	Other Asset- Backed Securities
	Fair Value	Net Unrealized Loss	Fair Value	Net Unrealized Loss
By Credit Rating
AAA	$5,406	$(1,388)	$552	$(85)
Other Investment Grade	1,442	(559)	239	(48)

Total Investment Grade	6,848	(1,947)	791	(133)

BB	692	(365)	235	(145)
B	974	(749)	101	(57)
Lower than B	764	(558)	303	(160)
No Rating	3		59	(21)

Total Sub-Investment Grade	2,433	(1,672)	698	(383)

Total	$9,281	$(3,619)	$1,489	$(516)

Remaining fair value of securities rated sub-investment grade:
OTTI has been recognized	$727		$175
No OTTI recognized to date	1,706		523

	$2,433		$698

Residential Mortgage-Backed Securities

At March 31, 2009, our residential mortgage-backed securities portfolio was comprised of $23.6 billion fair value of US government agency-backed securities compared with $12.7 billion fair value at December 31, 2008 and $9.3 billion fair value of private-issuer securities compared with $7.4 billion fair value at December 31, 2008. The agency securities are generally collateralized by 1-4 family, conforming, fixed-rate residential mortgages. The private-issuer securities are also generally collateralized by 1-4 family residential mortgages. The mortgage loans underlying the private-issuer securities are generally non-conforming (i.e., original balances in excess of the amount qualifying for agency securities) and predominately have interest rates that are fixed for a period of time, after which the rate adjusts to a floating rate based upon a contractual spread that is indexed to a market rate (i.e., a “hybrid ARM”), or interest rates that are fixed for the term of the loan.

United States Securities and Exchange Commission

Mr. John P. Nolan, Senior Assistant Chief Accountant

Substantially all of the securities are senior tranches in the subordination structure and have credit protection in the form of credit enhancement, over-collateralization and/or excess spread accounts. At March 31, 2009, $2.4 billion, or 26%, of private-issuer securities were rated below “BBB” by at least one national rating agency or not rated. At December 31, 2008, $419 million, or 6%, of private-issuer securities were rated below “BBB” by at least one national rating agency or not rated.

For 39 non-agency residential mortgage-backed securities, we recorded OTTI charges of $118 million in the first quarter of 2009. Seven of these securities, with remaining fair value of $117 million, were rated investment grade (three AAA, three AA and one BBB). Of the remaining securities for which we recorded OTTI, two were rated BB-equivalent (remaining fair value of $19 million), seven were rated B-equivalent (remaining fair value of $101 million), and 23 were rated lower than B-equivalent (remaining fair value $417 million). Prior to the first quarter of 2009, we recorded OTTI charges of $151 million for eight securities. At March 31, 2009, one of these securities was rated B-equivalent (remaining fair value of $35 million) and seven of these securities were rated lower than B-equivalent (remaining fair value $155 million).

For the sub-investment grade securities for which we have not recorded an OTTI through March 31, 2009, the remaining fair value was $1.7 billion. The results of our security-level assessments indicate that we will recover the entire cost basis of these securities.

Other Asset-Backed Securities

The asset-backed securities portfolio was $1.5 billion fair value at March 31, 2009 and December 31, 2008, and consisted of fixed-rate and floating-rate, private-issuer securities collateralized primarily by various consumer credit products, including second-lien residential mortgage loans, credit cards, and automobile loans. Substantially all of the securities are senior tranches in the subordination structure and have credit protection in the form of credit enhancement, over-collateralization and/or excess spread accounts.

At March 31, 2009, $698 million, or 47%, of the asset-backed securities were rated below “BBB” by at least one national rating agency or not rated. At December 31, 2008, $184 million, or 12%, of the asset-backed securities were rated below “BBB” by at least one national rating agency or not rated.

For four asset-backed securities collateralized by residential mortgage loans, we recorded OTTI charges of $18 million in the first quarter of 2009. Three of these securities, with a remaining fair value of $69 million, were rated lower than B-equivalent and one, with a remaining fair value of $22 million, was rated A-equivalent. Prior to the first quarter of 2009, we recorded OTTI charges of $87 million for seven securities. The remaining fair value of these securities, substantially all of which are currently rated lower than B-equivalent, totaled $106 million.

For the sub-investment grade securities for which we have not recorded an OTTI charge through March 31, 2009, the remaining fair value was $523 million. The results of our security-level assessments indicate that we will recover the entire cost basis of these securities.

We also expanded our disclosure in Note 7 – Investment Securities, page 69 of our March 2009 Form 10-Q, to describe in further detail how we determine it is probable that we will be able to collect all contractually due principal and interest on these securities. Our disclosure is shown below:

Results of OTTI analyses are reviewed by a cross-functional team of senior management representing Asset & Liability Management, Finance, and Balance Sheet Risk Management to determine whether an OTTI is evident and should be recognized. OTTI is recognized when, based on the expected cash flow analyses described below, we determine that we will not recover the entire amortized cost basis of the security. For those securities for which our analysis shows we will recover our entire cost basis, we do not intend to sell these securities and it is not more likely than not that we will be required to sell them before the anticipated recovery of remaining amortized cost basis.

United States Securities and Exchange Commission

Mr. John P. Nolan, Senior Assistant Chief Accountant

OTTI - Nonagency Residential Mortgage-Backed Securities and Asset-Backed Securities Collateralized by First-Lien and Second-Lien Residential Mortgage Loans

During the first quarter of 2009, we recognized credit losses of $136 million on 39 non-agency residential mortgage-backed securities and four asset-backed securities (those collateralized by first- and second-lien residential mortgage loans). To measure credit losses we compile relevant collateral details and performance statistics on a security-by-security basis. The securities are then processed through a series of pre-established filters that include minimum thresholds for external credit ratings, the ratio of delinquencies to current credit enhancement, market price and whether the respective tranche incurs a loss using a third party loss model.

Securities not passing all of the filters are subjected to further analysis. We develop assumptions for prepayment speed, a delinquency default multiplier, and loss severity for securities grouped by security type, based on the underlying collateral characteristics, and vintage. We also consider actual recent collateral performance and security structuring (e.g., cross-subordination that may not be adequately addressed in the standard analysis, and the existence of third party guarantees). The resulting projections of future performance and cash flows of the underlying collateral are then allocated to each security. Based on the results of the cash flow analysis, we determined whether it is likely we will recover the amortized cost basis of our securities.

OTTI - Commercial Mortgage-Backed Securities

During the first quarter of 2009, we recognized credit losses of $5 million on three commercial mortgage-backed securities. To measure credit losses we compile relevant collateral details and performance statistics on a security-by-security basis. The securities are then processed through a series of pre-established filters that include minimum thresholds for external credit ratings, the ratio of delinquencies to current credit enhancement, and market price.

Securities not passing all of the filters are subjected to further analysis. We conduct this analysis at the loan level, beginning with those that are severely delinquent. The analysis includes examining historic cash flows, occupancy, rent rolls, the entire debt stack (inside and outside of the trust) and special servicer details. For non-delinquent loans, we prepare a similar analysis on the highest balance loans in each deal. For the remainder of the loans, we monitor debt service coverage ratios and loan-to-value stratifications.

United States Securities and Exchange Commission

Mr. John P. Nolan, Senior Assistant Chief Accountant

OTTI - Other Debt Securities

During the first quarter of 2009, we recorded credit losses of $4 million on two other debt securities. To measure credit losses we compile relevant collateral details and performance statistics on a security-by-security basis. The securities are then assessed, considering the external credit rating, market price, security performance, and the creditworthiness of the counterparty.

3.	Please tell us the amount of securities available for sale by security type with at least one credit rating below investment grade by a major rating agency. For these securities, please tell us and revise future filings to describe in greater detail how you determined that you believe that it is probable that you will be able to collect all contractually due principal and interest on these securities.

RESPONSE:

Please see our response to #2 above. Also, in our March 2009 Form 10-Q, page 20, we disclosed available for sale securities by type and credit rating. Note 7 – Investment Securities, page 69, provides further detail on the process we utilize to assess other-than-temporary impairments.

Item 8 – Financial Statements and Supplementary Data

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 15 – Employee Benefit Plans, page 125

4.	Please tell us, and revise future filings to disclose, how you define “long-term” as it relates to your expected long-term return on plan assets. Also please disclose your actual return on plan assets percentage for each period presented.

5.	Please tell us, and revise future filings to provide additional information on, how you determine your expected long-term rate of return on plan assets. For example, discuss the extent to which your determination is based on quantified calculations versus qualitative factors, discuss the extent you use historical returns, disclose the number of years of returns you consider, explain why you believe that number of years is appropriate, disclose if you have changed the number of years included in your analysis, discuss how sensitive your determination is to more recent experience and expectations of future returns, etc.

RESPONSE:

Our expected long-term return on plan assets for determining net periodic pension expense has been 8.25% for the past three years. The expected return on plan assets is a long-term assumption established by considering historical and anticipated returns of the asset classes invested in by the pension plan and the allocation strategy currently in place among those classes. While this analysis gives appropriate consideration to recent asset performance and historical returns, the assumption represents a long-term prospective return. We review this assumption at each measurement date and adjust it if warranted.

For purposes of setting and reviewing this assumption, “long-term” refers to the period over which the plan’s projected benefit obligation will be disbursed. While year-to-year annual returns can vary significantly (rates of return for the reporting years of 2006, 2007, and 2008 were +14.29%, +7.57%, and -32.91%, respectively), the assumption represents our estimate of long-term average

United States Securities and Exchange Commission

Mr. John P. Nolan, Senior Assistant Chief Accountant

prospective returns. Our selection process references certain historical data and the current environment, but primarily utilizes qualitative judgment regarding future return expectations. Recent annual returns may differ but, recognizing the volatility and unpredictability of investment returns, we generally do not change the assumption unless we modify our investment strategy or identify events that would alter our expectations of future returns.

To evaluate the continued reasonableness of our assumption, we examine a variety of viewpoints and data. Various studies have shown that portfolios comprised primarily of US equity securities have returned approximately 10% over long periods of time, while US debt securities have returned approximately 6% annually over long periods. When these historical returns are applied to the plan’s approximately 60% equities/40% bonds asset mix, the result is 8.4% and is one point of reference, among many other factors, that is taken into consideration. We also examine the plan’s actual historical returns over various periods. Recent experience is considered in our evaluation with appropriate consideration that, especially for short time periods, recent returns are not reliable indicators of future returns, and in many cases low returns in recent time periods are followed by higher returns in future periods (and vice versa).

Acknowledging the potentially wide range for this assumption, we also annually examine the assumption used by other companies with similar pension investment strategies, so that we can ascertain whether our determinations markedly differ from other observers. In all cases, however, this data simply informs our process, which places the greatest emphasis on our qualitative judgment of future investment returns, given the conditions existing at each annual measurement date.

We will incorporate the above information into our June 2009 Form 10-Q. We had discussions with our third-party actuaries regarding our long-term return assumption that extended beyond the filing date for the March 2009 Form 10-Q.

Note 19 – Shareholders’ equity, page 136

6.	For the December 2008 issuance of preferred stock, please tell us, and in future filings disclose, how you determined the allocation of proceeds between the preferred stock and warrants and the specific methods and assumptions used to determine fair value for both the preferred stock and the warrants for purposes of allocating the proceeds.

RESPONSE:

On December 31, 2008, we issued $7.6 billion of Fixed Rate Cumulative Perpetual Preferred Stock, Series N, to the US Treasury under the US Treasury’s Troubled Asset Relief Program (“TARP”) Capital Purchase Program, together with a warrant to purchase shares of common stock of PNC. The proceeds from the issuance of the preferred stock to the US Treasury were allocated based on the relative fair value of the warrant as compared to the fair value of the preferred stock.

The fair value of the warrant was determined using a Black Scholes valuation model. The model incorporates assumptions regarding our common stock price, dividend yield, stock price volatility, as well as assumptions regarding the risk-free interest rate. Using this model, the warrant was valued at $173 million or 4% of the combined fair value of the warrant and preferred stock. The allocation

United States Securities and Exchange Commission

Mr. John P. Nolan, Senior Assistant Chief Accountant

of proceeds based on relative fair value resulted in the warrant being recorded at $304 million at December 31, 2008 and was included in Capital surplus – common stock and other on our Consolidated Balance Sheet.

The fair value of the preferred stock was determined based on assumptions regarding the discount rate (market rate) on the preferred stock, which was estimated to be approximately 13%. The fair value of the preferred stock was estimated at $4.1 billion or 96% of the combined fair value of the warrant and preferred stock. The allocation of proceeds based on relative fair value resulted in the preferred stock being recorded at $7.3 billion. The discount on the preferred stock ($304 million) is being accreted to par value using a constant effective yield of 6% over a five-year period, which was the expected life of the preferred stock at issuance. The accretion of discount on these shares increased Capital surplus – preferred stock and reduced Retained earnings on our Consolidated Balance Sheet by approximately $13.5 million at March 31, 2009.

The disclosure in Note 15 – Total Equity And Other Comprehensive Income, page 92, in our March 2009 Form 10-Q was enhanced, as appropriate, to reflect the additional information discussed above.

Form 8-K filed April 23, 2009

7.	We note the continued deterioration in the credit quality of your loan portfolio, particularly with respect to your distressed assets portfolio for which you disclose that your impaired loans balance was $8.5 billion at March 31, 2009. However, we are unable to locate similar disclosures for your other business segments or that describe the specific reasons for the large increase over prior year. Please tell us, and revise future filings beginning with your March 31, 2009 Form 10-Q to disclose:

•	The total recorded investment in impaired loans for each business segment;

•	The specific events and circumstances that occurred during the respective period end that caused the fluctuation in impaired loans;

•	The total recorded investment in impaired loans for which there is a related allowance for credit losses;

•	The total recorded investment in impaired loans for which there is not a related allowance for credit losses; and

•

The substantive reasons to support your conclusions. In this regard, your disclosure should comprehensively bridge the gap between the significant increases in your non-performing and impaired loans and presumably the increased delinquencies in the remaining portfolio with the modest increase in your allowance for loan losses and discuss in detail the extent to which your non-performing and impaired loans are collateralized.

RESPONSE:

We have defined impaired loans in our press release filed on Form 8-K as those loans impaired under AICPA Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (SOP 03-3). We also have a population of loans that we have impaired under SFAS 114, “Accounting by Creditors for Impairment of a Loan – an amendment of FASB Statements No. 5 and No. 15” (SFAS 114).

United States Securities and Exchange Commission

Mr. John P. Nolan, Senior Assistant Chief Accountant

Loans are included within the scope of SOP 03-3 when a loan acquired by a completion of a transfer has shown evidence of deterioration of credit quality since origination for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. Under SOP 03-3, loans are recorded at their respective fair value and no allowance for loan losses is established or carried over upon acquisition.

SFAS 114 defines an impaired loan when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Those loans that are determined to be impaired under SFAS 114 are specifically evaluated using the methods outlined within that accounting standard. Impairment is measured based on an analysis of the present value of expected future cash flows from the loans discounted at their effective interest rate, observable market price, or fair value of the underlying collateral.

The following table presents selected credit quality data, by business segment, as of March 31, 2009:

Business Segment In millions	Total Nonperforming Assets	SFAS 114 Impaired Loans	SFAS 114 Impaired Loans – Related Allowance	SOP 03-3 Impaired Loans	SOP 03-3 Impaired Loans – Related Allowance
Retail Banking	$280	$194	$61	$1,322	$13
Corporate & Institutional Banking	1,812	1,644	412	1,343	1
Asset Management Group	68	33	3	215	1
Residential Mortgage Banking				473	6
Distressed Assets Portfolio	933	555	170	8,499	162
Other	373

Consolidated PNC	$3,466	$2,426	$646	$11,852	$183

Total nonperforming assets of $3.4 billion at March 31, 2009 included SFAS 114 impaired loans of $2.4 billion, nonaccrual leases of $0.1 billion, nonaccrual loans in consumer lending of $0.4 billion, and foreclosed and other assets of $0.5 billion. Approximately 65 - 70% of nonperforming loans were deemed to be well collateralized at March 31, 2009. This factor supported the smaller increase in allowance for loan and lease losses relative to the increase in nonperforming loans.

Acquired loans that we impaired under the requirements of SOP 03-3 of $11.9 billion are not included in nonperforming assets at March 31, 2009. These loans were recorded at estimated fair value and are considered performing, even if contractually past due, since certain purchase accounting adjustments will be accreted to interest income over time. The expected accretion is based on our estimates of cash flows from the loans. During the first quarter of 2009, decreases in expected cash flows of acquired impaired loans resulted in a provision for credit losses of $183 million.

Total nonperforming assets increased $1.3 billion from December 31, 2008 to March 31, 2009. The increase resulted from recessionary conditions in the economy and reflected a $1.1 billion increase in commercial lending nonperforming assets and a $0.2 billion increase in consumer lending nonperforming assets. The increase in nonperforming commercial loans was from service

United States Securities and Exchange Commission

Mr. John P. Nolan, Senior Assistant Chief Accountant

providers, manufacturing and real estate, including residential real estate development and commercial real estate exposure. The increase in nonperforming consumer loans was mainly due to residential mortgage loans. While nonperforming assets increased across all applicable business segments during the first quarter of 2009, the largest increases were $639 million in Corporate & Institutional Banking and $396 million in Distressed Assets Portfolio.

The total recorded investment in SOP 03-3 impaired loans was $11.9 billion at both March 31, 2009 and December 31, 2008. The following table presents a rollforward of our SOP 03-3 impaired loans:

SOP 03-3 Impaired Loans In millions
As of December 31, 2008	$11,921
Additional impaired loans	1,853
Fair value adjustment	(1,175)
Accretion	213
Payments	(960)

As of March 31, 2009	$11,852

During the first quarter of 2009, additional information was obtained about the credit quality of acquired loans as of the acquisition date. As a result, an additional $1.9 billion of acquired loans was deemed impaired as of December 31, 2008 and recorded as a purchase accounting adjustment. Adjustments to the fair value of impaired loans of $1.2 billion were also recognized due to changes in estimated cash flows.

The recorded investment in these loans was increased by the $0.7 billion net purchase accounting adjustment described above and $0.2 billion of accretion during the first quarter of 2009. The impact of these increases was offset by loan payments of $0.9 billion, resulting in essentially no change in the ending balance at March 31, 2009 compared with the balance at December 31, 2008.

The SOP 03-3 impaired loans in the Distressed Asset Portfolio declined from $10.3 billion at December 31, 2008 to $8.5 billion at March 31, 2009 primarily due to transfers of loans to other business segments during the first quarter of 2009. These transfers reflected a refinement of business strategy subsequent to the closing date of the acquisition.

Under SOP 03-3, the excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable yield and is recognized in interest income over the remaining life of the loan using the constant effective yield method. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the nonaccretable difference. Changes in the expected cash flows from the date of acquisition either impact the accretable yield or result in a charge to the provision for credit losses in the period in which the changes become probable. Prepayments are treated as a reduction of cash flows expected to be collected and a reduction of projections of contractual cash flows such that the nonaccretable difference is not affected. Thus, for decreases in cash flows expected to be collected resulting from prepayments, the effect will be to reduce prospectively the yield recognized.

United States Securities and Exchange Commission

Mr. John P. Nolan, Senior Assistant Chief Accountant

This resulted in an allowance for loan and lease losses of $183 million on $3.1 billion of the impaired loans while the remaining $8.8 billion of impaired loans required no allowance as expected cash flows improved or remained the same. There was no such allowance for loan and lease losses on any of these loans at December 31, 2008.

The total allowance for loan and lease losses of $4.3 billion at March 31, 2009 was determined based on our assessment of the probable estimated losses inherent in the loan portfolio at that date. We believe that this reserve was adequate and appropriate.

We included key elements of the above information in our March 2009 Form 10-Q disclosure in MD&A, pages 26 – 35 and 39, and in Note 6 – Loans Acquired in a Transfer of the Notes To Consolidated Financial Statements, pages 65 – 66.

***

We thank you in advance for your prompt attention to this response and look forward to hearing from you at your earliest convenience. Please direct any questions regarding the Company’s response to Sam Patterson, Controller, at 412-762-3900.

Sincerely,

/s/ Richard J. Johnson
Richard J. Johnson
Chief Financial Officer
The PNC Financial Services Group, Inc.

cc: Mr. Benjamin Phippen